

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 11, 2015

Via E-mail
Eric Sprink
President and Chief Executive Officer
Coastal Financial Corporation
5415 Evergreen Way
Everett, WA 98203

> **Re:** **Coastal Financial Corporation**
> **Draft Offering Statement on Form 1-A**
> **Submitted July 20, 2015**
> **CIK No. 0001437958**

Dear Mr. Sprink:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

General

1. Please tell us how you will comply with Rule 251(d)(3)(i)(F) of Regulation A. Please provide details.

<u>Summary, page 5</u>

2. Please add a section that clarifies the possible downward adjustment in the merger consideration. In this regard, consider providing the estimated tangible common equity at the latest practicable date (6/30/2015) and clearly explain the estimated adjustments from that point to the estimated date of closing.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Staff Attorney
Financial Services I

cc: <u>Via E-mail</u>
       Aaron Kaslow
       Kilpatrick Townsend